May 10, 2019

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Donald Field

Mr. Justin Dobbie

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Index Holdings Limited (CIK No. 0001749797)
Registration Statement on Form F-1

Dear Ms. Walsh, Mr. Krikorian, Mr. Field, and Mr. Dobbie,

On behalf of our client, China Index Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

Concurrently with the filing, the Company hereby submits to the staff (the “Staff”) of the Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 30, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 16, 2019 (the “Draft Registration Statement”).

The Company hereby advises the Staff that the Company intends to request the Commission to declare the Registration Statement effective upon the elapse of 15 days following this filing and that the record date for the distribution described in the Registration Statement will immediately follow thereafter.  The Company respectfully requests the Staff to respond promptly with additional comments, if any, on the Registration Statement.

To facilitate your review, we will also separately deliver to you five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.  We have included page references in the Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO
SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

May 10, 2019

Taxation, page 184

1.                                      We note that the introductory paragraph references that the discussion of matters of PRC tax law represents the opinion of Jingtian & Gongcheng and that the discussion of matters of U.S. federal tax law represents the opinion of Crowe LLP. We also note that the form of legal memorandum of Jingtian & Gongcheng filed as Exhibit 8.2 and the form of opinion of Crowe LLP filed as Exhibit 8.3 are narrower in scope than the material tax consequences discussed in the respective tax sections of the prospectus and do not confirm that the prospectus disclosure represents the opinion of counsel. Please reconcile or advise. For guidance regarding long-form or short-form tax opinions, refer to Section III.B of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, each of Jingtian & Gongcheng and Crowe LLP has elected to file form of short-form tax opinion as referred to in Section III.B of Staff Legal Bulletin No. 19 as Exhibits 8.2 and 8.3, respectively, to the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Francis Duan, by telephone at 86-10-8508-7802, or via email at francis.duan@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:                                Vincent Tianquan Mo, Chairman, China Index Holdings Limited

Yu Huang, Chief Executive Officer, China Index Holdings Limited

Barry E. Taylor, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Francis Duan, Partner, KPMG Huazhen LLP